May 10, 2021

Katherine Hsu
Office Chief
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      3650 REIT Commercial Mortgage Securities II LLC
 Registration Statement on Form SF-3
Filed April 12, 2021
File No. 333-255181

Dear Ms. Hsu:

We are counsel to 3650 REIT Commercial Mortgage Securities II LLC (the “Registrant”).  We have reviewed your letter dated May 7, 2021 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Registrant’s registration statement (File No. 333‑255181) on Form SF-3 filed on April 12, 2021.  We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 1”) submitted herewith.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Registration Statement on Form SF-3

Form of Prospectus

Risk Factors—Special Risks—Current Coronavirus Pandemic Has Adversely Affected the Global Economy and Will Likely Adversely Affect the Performance of the Mortgage Loans, page 53

1.
We note that this risk factor—which is not enclosed in square brackets—contains point-in-time disclosure regarding COVID-19-related economic conditions and related governmental relief measures. Please confirm that, at the time of any offering, you will update this risk factor to the extent necessary to provide a current description of the specific risks related to the offer and sale of the securities.

The Registrant has modified the form of prospectus to clarify, and the Registrant confirms, that, at the time of any offering, it will update this risk factor to the extent necessary to provide a current description of the specific risks related to the offer and sale of the securities.

Description of the Mortgage Pool

Delinquency Information, page 161

2.
We note your disclosure that the asset pool may include delinquent loans. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of certificates under this form of prospectus. See General Instruction I.B.1(e) of Form SF-3.

The Registrant has modified the form of prospectus to clarify, and the Registrant confirms, that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of certificates under this form of prospectus.

Pooling and Servicing Agreement

Modifications, Waivers and Amendments, page 282

3.
We note your disclosure under “Risk Factors—Special Risks—Current Coronavirus Pandemic Has Adversely Affected the Global Economy and Will Likely Adversely Affect the Performance of the Mortgage Loans” on page 55 of your prospectus that “[s]ome borrowers may seek forbearance arrangements at some point in the near future, if they have not already made such request” as well as your disclosure under “—Changes to REMIC Restrictions on Loan Modifications and REMIC Rules on Partial Releases May Impact an Investment in the Certificates” on page 123 of your prospectus that “the master servicer or the special servicer may grant certain forbearances (and engage in related modifications) . . . with respect to a mortgage loan in connection with the COVID-19 emergency, which may impact the timing of payments and ultimate recovery on the mortgage loan, and likewise on one or more classes of certificates.” We understand that commercial mortgage servicers began granting forbearance and other temporary payment deferral arrangements with greater regularity following the COVID-19 pandemic. However, your form of prospectus does not describe the circumstances under which the master servicer or the special servicer may grant such forbearance arrangements. If applicable, please revise your disclosure to describe any relevant provisions in your transaction agreements governing the master servicer’s or the special servicer’s granting of such forbearance arrangements.

The Registrant has modified the form of prospectus and form of pooling and servicing agreement in response to the Staff’s comment.

Advances—P&I Advances, page 255

4.
We note your disclosure that the master servicer will be obligated to advance periodic payments that were “due” on the mortgage loans during the related collection period and not timely received. Please revise your disclosure and related transaction agreements, as appropriate, to clarify whether servicing advances are required to be made in respect of periodic payments for any loans that are subject to forbearance or other temporary payment deferral arrangements. Please also clarify the terms on which advances are to be made.

The Registrant has modified the form of prospectus and form of pooling and servicing agreement in response to the Staff’s comment.

Exhibits

5.	Please confirm that you have made conforming revisions to all transaction documents, as applicable, and file any amended agreements as necessary with your next pre-effective amendment.

The Registrant confirms that it has made conforming revisions to the transaction documents, as applicable.  The amended form of pooling and servicing agreement was filed as Exhibit 4.1 to the Registrant’s Pre-Effective Amendment No. 1 to Form SF-3.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Greg Prindle

Greg Prindle, Esq.